OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
(Amendment No. 5)

Under the Securities Exchange Act of 1934

GEOKINETICS INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
372910-10-9
(CUSIP Number)
Avista Capital Partners, L.P.
65 East 55th Street, 18th Floor
New York, New York 10022
Telephone: (212) 593-6900
Attn: Ben Silbert, Esq.

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Steven D. Rubin, Esq.
King & Spalding LLP
1100 Louisiana, Suite 4000
Houston, Texas 77002
(713) 751-3240
September 10, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS Avista Capital Partners, L.P. I.R.S. Identification No.: N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,283,206 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,283,206 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,283,206 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS Avista Capital Partners (Offshore), L.P. I.R.S. Identification No.: N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		376,215 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

376,215 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

376,215 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS Avista Capital Partners GP, L.L.C. I.R.S. Identification No.: N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,659,421 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,659,421 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,659,421 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Item 1. Security and Issuer.
     This Amendment No. 5 amends the Statement on Schedule 13D (the “Schedule D”) filed with the Securities and Exchange Commission (“Commission”) on September 13, 2006 by Avista Capital Partners, L.P., a Delaware limited partnership (“Avista”), Avista Capital Partners (Offshore), L.P., a Delaware limited partnership (“Avista Offshore”) and Avista Capital Partners GP, L.L.C., (“Avista GP”) and the Amendment No. 4 (“Amendment No. 4”) filed on July 18, 2007, the Amendment No. 3 (“Amendment No. 3”) filed on May 15, 2007, the Amendment No. 2 (“Amendment No. 2”) filed on December 15, 2006 and the Amendment No. 1 (“Amendment No. 1”) filed on October 5, 2006, all filed by the same parties.
     The title and class of equity security to which this amendment to the Schedule 13D relates is the Common Stock, par value $.01 per share (the “Common Stock”), of Geokinetics Inc., a Delaware corporation (“Geokinetics” or the “Company”). The principal executive offices of Geokinetics are located at One Riverway, Suite 2100 Houston, Texas 77056. The following amendments to the Schedule 13D are hereby made. Unless otherwise define herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D or Amendment No. 1, Amendment No. 2, Amendment No. 3 and/or Amendment No. 4.
Item 3. Source and Amount of Funds or Other Consideration.
     The Filing Parties acquired the 133,700 additional shares of Common Stock reported on this Amendment No. 5 with available cash. Such shares were acquired for total consideration of $2,802,198 in open market transactions as listed in Item 5 below. Such amount includes commissions incurred in making the investments.
Item 5. Interest in Securities of the Issuer.
     Based upon information set forth in the Company’s Form 10-Q for the quarterly period ended June 30, 2007, as filed with the Commission on August 13, 2007, there were 10,155,034 shares of Common Stock outstanding.
     The Filing Parties have no current intention to convert their shares of Preferred Stock into shares of Common Stock.
     (a)
     (1)     Avista may be deemed to beneficially own in the aggregate 3,283,206 shares of Common Stock, comprised of 1,309,116 shares of Common Stock and 197,409 shares of the Preferred Stock which are convertible into 1,974,090 shares of Common Stock of the Company, representing approximately 27.0% of the outstanding shares of the Common Stock. Of such shares, Avista has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,309,116 shares of Common Stock and 197,409 shares of the Preferred Stock as a result of the relationships described in paragraph (b) (1) and (2) below.
     (2)     Avista Offshore may be deemed to beneficially own in the aggregate 376,215 shares of Common Stock, comprised of 264,085 shares of Common Stock and of 11,213 shares of Preferred Stock which are convertible into 112,130 shares of Common Stock of the Company, representing approximately 3.7% of the outstanding shares of the Common Stock. Of such shares, Avista Offshore has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 264,085 shares of

Common Stock and 11,213 shares of the Preferred Stock as a result of the relationships described in paragraph (b) (1) and (3) below.
     (3)     Avista GP may be deemed to beneficially own in the aggregate 3,659,421 shares of Common Stock, comprised of 1,573,201 shares of Common Stock and 208,622 shares of Preferred Stock which are convertible into 2,086,220 shares of Common Stock of the Company, representing approximately 29.9% of the outstanding shares of Common Stock. Of such shares, Avista GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,573,201 shares of Common Stock and 208,622 shares of the Preferred Stock as a result of the relationships described in paragraphs (b) (1), (2) and (3) below.
     (b)
     (1)     Of the 208,622 shares of Preferred Stock and 1,573,201 shares of Common Stock for which Avista GP has shared voting and dispositive power, none of such shares are held of record by Avista GP, 1,309,116 shares of Common Stock and 197,409 of such shares of Preferred Stock are held of record by Avista and 264,085 shares of Common Stock and 11,213 of such shares of Preferred Stock are held of record by Avista Offshore. Avista GP is the sole general partner of Avista and Avista Offshore and, therefore, may be deemed to be the beneficial owner of the shares of Preferred Stock owned of record by Avista and Avista Offshore.
     (2)     Of the 1,309,116 shares of Common Stock and 197,409 shares of Preferred Stock for which Avista has shared voting and dispositive power, all of such shares are held of record by Avista.
     (3)     Of the 264,085 shares of Common Stock and 11,213 shares of Preferred Stock for which Avista Offshore has shared voting and dispositive power, all of such shares are held of record by Avista Offshore.
     Each of the Filing Parties expressly disclaims beneficial ownership with respect to any shares of Common Stock covered by this Statement (or shares of Preferred Stock) not owned by it of record.
     (c)
     During the past 60 days, the Filing Parties have made the following purchases of Common Stock on the open market (each of which has been effected by the Filing Parties):

Transaction	Transaction	Number of	Price per Share
Type	Date	Shares	($)
Purchase	8/23/2007	200	$20.19
Purchase	8/24/2007	4,800	$20.29
Purchase	8/24/2007	10,000	$20.38
Purchase	8/24/2007	1,200	$20.40
Purchase	8/24/2007	2,100	$20.43
Purchase	8/24/2007	2,700	$20.45
Purchase	8/24/2007	400	$20.48
Purchase	8/24/2007	1,000	$20.49
Purchase	8/24/2007	2,700	$20.50
Purchase	8/24/2007	3,900	$20.80
Purchase	8/24/2007	1,000	$20.81
Purchase	8/24/2007	500	$20.85
Purchase	8/24/2007	2,000	$20.86
Purchase	8/24/2007	100	$21.00

Transaction	Transaction	Number of	Price per Share
Type	Date	Shares	($)
Purchase	8/29/2007	100	$20.33
Purchase	8/29/2007	400	$20.50
Purchase	8/29/2007	200	$20.86
Purchase	8/29/2007	100	$20.87
Purchase	8/29/2007	300	$20.88
Purchase	8/29/2007	100	$20.90
Purchase	8/29/2007	100	$20.97
Purchase	8/29/2007	3,500	$21.00
Purchase	8/31/2007	700	$21.00
Purchase	9/4/2007	300	$21.45
Purchase	9/4/2007	2,500	$21.50
Purchase	9/5/2007	100	$21.44
Purchase	9/5/2007	500	$21.46
Purchase	9/5/2007	100	$21.52
Purchase	9/5/2007	400	$21.54
Purchase	9/5/2007	100	$21.58
Purchase	9/5/2007	200	$21.59
Purchase	9/5/2007	100	$21.60
Purchase	9/5/2007	800	$21.61
Purchase	9/5/2007	42,900	$21.63
Purchase	9/6/2007	100	$21.11
Purchase	9/6/2007	700	$21.14
Purchase	9/7/2007	100	$20.34
Purchase	9/7/2007	500	$20.52
Purchase	9/7/2007	100	$20.55
Purchase	9/7/2007	200	$20.56
Purchase	9/7/2007	1,100	$20.63
Purchase	9/7/2007	1,600	$20.66
Purchase	9/7/2007	200	$20.73
Purchase	9/10/2007	3,700	$20.40
Purchase	9/10/2007	6,700	$20.45
Purchase	9/10/2007	2,000	$20.47
Purchase	9/10/2007	2,000	$20.50
Purchase	9/10/2007	2,100	$20.55
Purchase	9/10/2007	700	$20.57
Purchase	9/10/2007	1,300	$20.58
Purchase	9/10/2007	2,000	$20.60
Purchase	9/10/2007	100	$20.61
Purchase	9/10/2007	5,000	$20.65
Purchase	9/10/2007	2,000	$20.68
Purchase	9/10/2007	300	$20.69
Purchase	9/10/2007	2,600	$20.70
Purchase	9/10/2007	1,000	$20.75
Purchase	9/10/2007	1,000	$20.87
Purchase	9/10/2007	300	$20.88
Purchase	9/10/2007	1,000	$21.00
Purchase	9/11/2007	1,000	$20.80
Purchase	9/11/2007	2,000	$20.75
Purchase	9/11/2007	3,000	$20.70
Purchase	9/11/2007	200	$20.71
Purchase	9/11/2007	2,000	$20.68
Purchase	9/11/2007	1,000	$20.65

     (d)     The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock and Preferred Stock held of record by the applicable Filing Parties and beneficially owned by their respective sole general partner or members, as the case may be, described in paragraphs (a) and (b) above is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.
     (e)     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated September 11, 2007	AVISTA CAPITAL PARTNERS, L.P.
	By:	/s/ Ben Silbert
		Name:	Ben Silbert
		Title:	General Counsel

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated September 11, 2007	AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.
	By:	AVISTA CAPITAL PARTNERS, GP, LLC,
its general partner

	By:	/s/ Ben Silbert
		Name:	Ben Silbert
		Title:	General Counsel

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated September 11, 2007	AVISTA CAPITAL PARTNERS GP, LLC
	By:	/s/ Ben Silbert
		Name:	Ben Silbert
		Title:	General Counsel